Med Gen, Inc.
                7280 West Palmetto Park Road, Suite 306
                        Boca Raton, FL 33433
                      Telephone: (561) 750-1100




11-19-2007

US Securities and Exchange Commission
Washington, D.C. 20549

Re: MED GEN INC.
Schedule 14A
File Number 0-29171
Attention: Greg Belliston

Dear Mr. Belliston,

In response to your comment letter dated 11-19-2007 we have amended our 14A filing as follows:

   1.  We have identified the note holder's and the lender.
   2. We have described the lender's potential beneficial ownership in both numbers of shares and as a percentage.
   3. We have made a definitive statement that no other additional issuance is contemplated at this time for these shares in the proxy.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/Paul B. Kravitz
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Paul B Kravitz CEO